Exhibit (h)(1)(d)

January 15, 2010

Judith Rosenberg

Chief Compliance Officer

Forward Funds

433 California Street, 11th Floor

San Francisco, California 94104

Dear Ms. Rosenberg:

Forward Funds (the “Trust”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). ALPS Fund Services, Inc. (“ALPS”) provides certain administrative, bookkeeping and pricing services to certain series of the Trust pursuant to the terms of an Amended and Restated Fund Accounting and Administration Agreement, between ALPS and the Trust dated as of June 3, 2009 and effective as of June 15, 2009 (the “Administration Agreement”). In furtherance of the services provided by ALPS pursuant to the Administration Agreement and pursuant to the terms set forth herein, this letter agreement (the “Agreement”) is to confirm certain services the Trust has requested ALPS to provide to certain series of the Trust as set forth on Appendix A hereto (each a “Fund” and collectively, the “Funds”) and you agree to and acknowledge as follows:

1.	Portfolio compliance with: (i) the investment objective and certain policies and restrictions as disclosed in the Funds’ prospectus(es) and statement(s) of additional information, as applicable; and (ii) certain Securities and Exchange Commission (“SEC”) rules and regulations (collectively, “Portfolio Compliance”) is required daily and is the responsibility of the Funds’ advisor or the Funds’ sub-advisor(s), as applicable. ALPS will perform Portfolio Compliance testing (post-trade, daily on a T+2 basis) to test the Funds’ Portfolio Compliance (the “Portfolio Compliance Testing”).

2.	The frequency and nature of the Portfolio Compliance Testing and the methodology and process in accordance with which the Portfolio Compliance Testing are conducted, are mutually agreed to between ALPS and the Trust. ALPS will report violations, if any, to the Trust and the Trust’s Chief Compliance Officer as promptly as practicable following discovery.

3.	ALPS independently tests Portfolio Compliance based upon information contained in the source reports received by ALPS’ fund accounting department and supplemental data from certain third-party sources. As such, Portfolio Compliance Testing performed by ALPS is limited by the information contained in the fund accounting source reports and supplemental data from third-party sources. The Trust agrees and acknowledges that ALPS’ performance of the Portfolio Compliance Testing shall not relieve the Trust, or any advisor or sub-advisor, as applicable, of their primary day-to-day responsibility for assuring such Portfolio Compliance, including on a pre-trade basis, and ALPS shall not be held liable for any act or omission of the Fund’s advisor or a sub-advisor with respect to Portfolio Compliance.

4.	Fees paid to ALPS by the Funds shall be calculated and accrued daily and payable monthly by the Fund as set forth in Appendix B hereto.

5.	The term of this Agreement shall commence on January 15, 2010 and shall remain in effect until the Administration Agreement terminates or until otherwise mutually agreed to by both parties.

6.	No change, modification or waiver of any term of this Agreement shall be valid unless it is in writing and signed by both ALPS and you.

7.	This Agreement may not be assigned by either party without the prior written approval of the other party.

8.	This Agreement shall be governed by, and construed and enforced in accordance with the laws of the state of Colorado.

If the foregoing is acceptable to you, please have an authorized officer execute this Agreement below where indicated and return the same to the undersigned.

Very truly yours,

ALPS FUND SERVICES, INC.

By:
Name:	Jeremy O. May
Title:	President

The undersigned agrees to the above terms and conditions.

FORWARD FUNDS

By:
Name:
Title:

APPENDIX A

Forward Real Estate Fund

Forward Tactical Growth Fund

APPENDIX B

Line Data Compliance License Fee of $1,000 per month.